FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                       the Securities Exchange Act of 1934



                           For the month of June 2004
                                  29 June 2004



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit

EXHIBIT NO. 1   Press release of British Sky Broadcasting Group plc
                announcing Schedule 10 released on 29 June 2004






                                  SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES


1. Name of company

British Sky Broadcasting Group plc


2. Name of shareholder having a major interest

FMR Corp and its direct and indirect subsidiaries, and Fidelity International Limited (FIL) and its direct and indirect subsidiaries


3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Shareholder named in 2. above


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

See schedule A (attached)


5. Number of shares / amount of stock acquired

N/A


6. Percentage of issued class

N/A


7. Number of shares / amount of stock disposed

Unknown


8. Percentage of issued class

Unknown


9. Class of security

Ordinary shares of 50p each


10. Date of transaction

Unknown


11. Date company informed

28 June 2004


12. Total holding following this notification

57,781,439


13. Total percentage holding of issued class following this notification

2.98%


14. Any additional information




15. Name of contact and telephone number for queries

Chris Taylor - 020 7800 4297


16. Name and signature of authorised company official responsible for making this notification

David Gormley


Date of notification

29 June 2004


The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.




Schedule A

Security: British Sky Broadcasting Group

                Shares Held           Management        Nominee/Registered Name
                                      Company
(Ordinary Shares)

                1,200                 FMRCO             JPMorgan Chase
                1,827,900             FMRCO             Chase Nominees Limited
                7,959,685             FMRCO             State Street Nominees Limited
                506,800               FMRCO             State Street Bank & Trust Company
                1,900                 FMRCO             HSBC
                844,976               FMRCO             Brown Brothers Harriman
                1,662,422             FMTC              State Street Nominees Limited.
                749,408               FMTC              Lloyds Bank Nominees Limited
                601,135               FMTC              BT Globenet Nominees Limited
                450,770               FMTC              Chase Nominees Ltd.
                56,600                FMTC              Bank of New York
                1,765,634             FMTC              State Street Bank & Trust
                186,099               FMTC              Mellon Bank
                61,000                FMTC              State Street Bank & Trust
                58,200                FMTC              State Street Bank & Trust
                45,000                FMTC              Northern Trust
                88,700                FMTC              State Street Bank & Trust
                165,642               FMTC              JP Morgan
                2,500                 FMTC              Nortrust Nominees
                236,900               FMTC              MSS Nominees Limited
                281,737               FMTC              Northern Trust
                41,450                FMTC              Goldman Sachs and Co.
                13                    FMTC              Master Trust Japan
                4,740,342             FISL              Chase Manhattan Bank London
                213,350               FISL              Chase Nominees Ltd
                372,978               FPM               Bank of New York London
                1,332,095             FPM               Chase Nominees Ltd
                86,500                FPM               Citibank
                629,281               FPM               Northern Trust
                37,300                FPM               Deutsche Bank
                2,362,566             FIL               Chase Nominees Ltd
                14,940,377            FIL               HSBC Client Holdings Nominee (UK) Limited
                1,642,441             FIL               Chase Manhattan Bank London
                463,956               FIL               Deutsche Bank
                1,969,694             FIL               Northern Trust
                522,442               FIL               State Street Bank & Trust
                774,885               FIL               JP Morgan
                170,400               FIL               Mellon Nominees Ltd
                257,301               FIL               Bank of New York Brussels
                25,200                FIL               Master Trust Bank of Japan
                1,388,857             FIL               Bank of New York London
                62,400                FIL               National Australia Bank
                2,000                 FIL               PICG
                81,800                FIL               Brown Brothers Harriman
                23,076                FIL               ING Luxembourg
                27,569                FIL               Bermuda Far East
                35,920                FIL               Chase Manhattan Bank AG Frankfurt
                4,800                 FIL               State Street Hong Kong
                618,600               FIL               Nortrust Nominees Ltd
                109,163               FIL               Bankers Trust
                82,310                FIL               Citibank
                538,987               FIL               Clydesdale Bank (Head Office) Nominees Limited
                142,868               FIL               Bank of Bermuda
                8,000                 FIL               Mitsubishi Trust

Total           51,263,129



The following shares are based on the assumed conversion of 1,629,577 ADRs
(4 ordinary shares per ADR)

                3,792,400             FMRCO             The Bank of New York (Nominees)
                577,292               FMRCO             HSBC
                207,600               FMRCO             Roytor & Co
                973,096               FMRCO             State Street Nominees Limited
                62,980                FMTC              Master Trust Japan
                216,496               FMTC              State Street Bank & Trust
                6,800                 FMTC              Nippon Trust
                4,440                 FMTC              Nortrust Nominees
                140,700               FMTC              State Street Bank & Trust
                3,600                 FIL               Bank of New York - London
                82,400                FIL               Chase Manhattan Bank London
                190,000               FIL               State Street Nominees Ltd
                44,400                FIL               Northern Trust
                181,996               FIL               Brown Brothers Harriman
                8,510                 FIL               Mitsubishi Trust
                25,600                FIL               Chase Nominees Limited

Total           6,518,310



Total Ordinary Shares + ADRs                    57,781,439

Current ownership percentage:                   2.98%




                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             BRITISH SKY BROADCASTING GROUP PLC


Date: 29 June 2004                           By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary